                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12B-25
                                                  Commission File Number 1-11812

                             NOTIFICATION OF LATE FILING

     (Check One): /X/ Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K / / Form 10-Q and Form 10-QSB / / Form N-SAR

     For Period Ended: December 31, 1997
                       ---------------------------------------------------------

/ / Transition Report on Form 10-K      / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F      / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K


     For the Transition Period Ended:
                                     -------------------------------------------

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:       N/A
                                                       -------------------------

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                                        PART I
                                REGISTRANT INFORMATION

Full name of registrant     STARTER CORPORATION
                         -------------------------------------------------------

Former name if applicable

N/A
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Address of Principal Executive Office (STREET AND NUMBER)

   370 JAMES STREET
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City, State and Zip Code   NEW HAVEN, CONNECTICUT  06513
                         -------------------------------------------------------

                                       PART II
                               RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                       PART III
                                      NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant entered into a new three year $160,000,000 secured revolving credit facility with BankBoston, N.A. and Citibank, N.A. on March 31, 1998 (the "New Credit Facility"), replacing its existing revolving credit facility. The Registrant had been unable to comply with certain covenants of the previous revolving credit facility and had been operating under a forbearance agreement with respect to such previous facility that was to expire on March 31, 1998.
The replacement of such previous facility with the New Credit Facility materially impacts the liquidity and capita resources of the Registrant and the footnotes to its financial statements as of December 31, 1997. Many material terms of the New Facility were not finalized until immediately prior to its execution. As a result, the Registrant is unable, without unreasonable effort and expense, to complete its Annual Report on Form 10-K for the year ended December 31, 1997 for filing within the prescribed period.

                                       PART IV
                                  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     JOHN C. WARFEL                  (203)                  781-4000
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          (Name)                   (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes  / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes  / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's revenues decreased to $350.2 million in 1997 from $406.0 million in 1996. The Registrant's net loss for 1997 was $36.9 million, or $1.33 per share, compared to net income of $1.9 million, or $0.07 per share, for 1996. The net loss for the year is primarily attributable to the rapid unexpected deterioration in the athletic apparel industry in 1997 and the resulting decreases in sales levels and margins. These decreases resulted in the inability of the Registrant to recover its fixed selling, general and administrative expenses which had increased significantly in 1997 due to investments made in anticipation of growth in sales. In 1996 and 1997, the Registrant made investments and built an infrastructure to support a business that had experienced growth in the past and was expected to continue to grow.
In addition to anticipated general growth arising from the industry as a whole the Registrant believed that its acquisitions in 1996 and 1997 provided a vehicle to support further increases in its market share. Sales for the first six months of 1997 were in line with internal projections. The market place began to soften in the last half of 1997 and, at that time, the Registrant began a plan to reduce selling, general and administrative expenses. Several changes were made in the management team, including the elimination of several positions. The cost containment initiatives are expected to result in reduced costs during 1998 via reductions in the Registrant's workforce, reductions in unprofitable outlet store operations, more cost effective marketing initiatives and other spending reductions. However, there can be no assurance such cost containment initiatives will result in the Registrant's return to profitability. Reference is also made to the press release filed herewith.


                                 STARTER CORPORATION
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                     (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:          APRIL 1, 1998            By:  /s/ John C. Warfel
     ------------------------------        -------------------------------------
                                           Name:   John C. Warfel
                                           Title:  Senior Vice President


               INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                                 GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                   FOR: Starter Corporation
                                   APPROVED: John C. Warfel
                                             Senior Vice President
                                             (203) 781-4002


                                   CONTACT:  Christine DiSanto/Jim Cappuccio
                                             Media Contact - Jeff Siegel
                                             Morgen-Walke Associates
                                             (212) 850-5600

                    STARTER CORPORATION ANNOUNCES FOURTH QUARTER
                                AND YEAR END RESULTS

     New Haven, CT, March 31, 1998 - Starter Corporation (NYSE:STA) today announced financial results for the fourth quarter and year ended December 31, 1997.

     Revenues decreased to $80.8 million in the fourth quarter of 1997 from $113.3 million in the fourth quarter of 1996. The Company reported an operating loss of $24.8 million compared to an operating loss of $4.9 million in the fourth quarter of 1996. The net loss for the fourth quarter of 1997 was $34.7 million, or $1.24 per share, compared to a net loss of $3.8 million, or $0.14 per share, in the fourth quarter of 1996.

     Revenues for the year decreased to $350.2 million in 1997 from $406.0 million in 1996. The Company reported an operating loss of $24.2 million in 1997, compared to operating income of $8.3 million in the previous year. The net loss for 1997 was $36.9 million, or $1.33 per share, compared to net income of $1.9 million, or $0.07 per share, for 1996.

     Starter also announced that it has obtained a three-year, $160 million line of credit from Bank Boston, N.A. and Citibank, N.A. for working capital, which replaces its existing line of credit.

     David A. Beckerman, Chairman and Chief Executive Officer, stated, "We are very unhappy with our financial results this year. As we previously indicated, our results continue to be affected by difficult industry conditions and a softness in the licensed product market."

     Mr. Beckerman continued, "In spite of our performance in 1997, I believe that Starter's financial results will improve in 1998. Initiatives, such as the Quick Response capability we began in 1997, have already begun to provide improved results, which we expect to continue into the second half of 1998. However, the first six months of 1998 will continue to be soft, due to the normal seasonal nature of our business."

     "We are continually reviewing our operations to improve our results. We have made several changes in our management team, including the elimination of several positions. We have also reduced our costs by over $20 million, via reductions in our workforce at all three of our locations and decreased spending in a number of other categories. Additionally, we are currently in the process of re-evaluating our marketing expenditures to determine which programs are most effective. We will continue to explore all avenues to increase our revenues and reduce our expenses."

     This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those set forth in such statements due to various factors. Such factors include product demand and market acceptance risks, the effect of changing economic conditions, the impact of competitive products and pricing risks associated with product development and the effect of the Company's accounting policies and other risk factors detailed in the Company's Securities and Exchange Commission filings.


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     Starter is a leading designer and marketer of quality Outerwear,
Activewear, Printables and Accessories, and is a licensee of all the major North American professional sports leagues and universities. Starter also designs and markets its own branded apparel.
































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                                STARTER CORPORATION
                       Consolidated Statements of Operations
                  (In thousands, except share and per share data)

                                          Three Months Ended           Year Ended
                                        -----------------------  ----------------------
                                         12/31/97    12/31/96     12/31/97    12/31/96
                                        ----------  ----------   ----------  ----------
Net sales                                  $80,828    $113,303     $350,229    $405,961

Gross profit                                15,539      29,405      104,997     127,310

Royalty income                                 920       1,131        3,729       3,449

Selling, general and
     administrative expenses               (41,276)    (35,414)    (132,950)   (122,426)

Income (loss) from operations              (24,817)     (4,878)     (24,224)      8,333

Other income (expense)                        (200)        119          103         446

Interest expense                            (2,729)     (1,626)      (7,272)     (5,647)

Income (loss) before
     income taxes                          (27,746)     (6,385)     (31,393)      3,132

Income taxes                                 6,930      (2,590)       5,544       1,255

Net income (loss)                         ($34,676)    ($3,795)    ($36,937)     $1,877
                                          --------     -------     --------      ------
                                          --------     -------     --------      ------

Loss per share                              ($1.24)     ($0.14)      ($1.33)      $0.07
                                            ------      ------       ------       -----
                                            ------      ------       ------       -----

Average common and common
     equivalent shares outstanding      27,867,652  27,704,760   27,846,962  27,199,843
                                        ----------  ----------   ----------  ----------
                                        ----------  ----------   ----------  ----------


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                               STARTER CORPORATION
                           SELECTED BALANCE SHEET DATA
                                 (IN THOUSANDS)


                                                       12/31/97    12/31/96
                                                       --------    --------

Accounts receivable-trade, net of allowance            $38,424      $55,910

Inventories                                             71,940       76,964

Total current assets                                   122,401      152,973

Property, plant and equipment, net                      25,506       27,939

Total assets                                           160,521      188,895

Notes payable to banks                                  41,624       34,666

Total current liabilities                               88,444       79,790

Total stockholders' equity                              67,435      103,253


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